Exhibit 99.58

Announcement of the new period for the voluntary revocation of the withdrawal right by the shareholders of Mediaset España Comunicación, S.A. who have exercised it

The extraordinary general shareholders’ meetings of Mediaset España Comunicación, S.A. (“Mediaset España” or the “Company”) and Mediaset S.p.A. (“Mediaset”) held on 4 September 2019 resolved to approve the tripartite crossborder merger of Mediaset and Mediaset España with and into Mediaset Investment N.V. (“Mediaset Investment”, the “Merger” and the “Merger Resolution”, respectively) in accordance with the common merger plan executed by the boards of directors of the three merging companies (the “Common Merger Plan”). In turn, the extraordinary general shareholders’ meetings of Mediaset and Mediaset España held on 10 January and 5 February 2020, respectively, resolved to amend (a) the proposed articles of association that shall govern the absorbing entity after the effectiveness of the Merger; (b) the “Terms and Conditions for Special Voting Shares”; (c) the “Terms and Conditions for the Initial Allocation of the Special Voting Shares A - Mediaset”; (d) the “Terms and Conditions for the Initial Allocation of the Special Voting Shares A - Mediaset España”; and, (e) as regards Mediaset España, the information concerning the initial composition foreseen for the board of directors of the absorbing company, all of which had been approved by the aforementioned extraordinary general shareholders’ meetings of 4 September as an integral part of the documents attached to the Merger Resolution (the “Regularization Resolution”).

In connection with the Merger, holders of a total of 35,230,514 shares of Mediaset España who voted against the Merger maintain the exercise of their withdrawal right as of the date hereof, thus causing their Mediaset España shares to be blocked until the date of settlement of the withdrawal (or until it has been verified that the conditions precedent to the Merger will not be satisfied and, where applicable, have not been waived, or that the Merger will not be carried out).

At present, the Merger Resolution is suspended in Spain by virtue of an order issued by the Commercial Court No. 2 of Madrid at the request of Vivendi S.A. (“Vivendi”). In Italy, the Court of Milan decided on 3 February 2020 to reject the precautionary suspension of the Merger Resolution requested by Vivendi. Similarly, in the Netherlands the Court of Amsterdam dismissed on 26 February 2020 the precautionary suspension of the Merger Resolution requested by Vivendi with respect to Mediaset Investment.

Mediaset Investment announced in the Netherlands on 2 April 2020 the deposit with the Dutch Commercial Registry of information which is supplementary to the Common Merger Plan in order to reflect the amendments approved by the general shareholders’ meetings of Mediaset España and Mediaset by virtue of the Regularization Resolution, which determines the need, under Dutch law, for the Merger to be completed within six months of such publication.

The exceptional situation in which we currently find ourselves due to the pandemic caused by the COVID-19 virus has led to the declaration of the State of Emergency in Spain by Royal Decree 463/2020 of 14 March (extended by Royal Decrees 476/2020 and 487/2020); in which, among other measures, it was ordered to stay the terms and to stay and interrupt the time limits provided in procedural law for all jurisdictions (Second Additional Provision).

This stay is causing an additional delay in the procedure for the resolution of the judicial proceedings currently in progress in connection with the Merger, in particular regarding the eventual review of the precautionary suspension of the aforementioned resolutions, adopted by the Commercial Court No. 2 of Madrid, not allowing to foresee when the Merger may be completed.

Against this uncertain situation, the board of directors of Mediaset España has agreed to open a new period to allow the Company’s shareholders who exercised their withdrawal right at the time, and who so wish, to voluntarily revoke said exercise.

The term for such revocation is of 10 business days, from 20 April to 4 May 2020, both inclusive, (the “Revocation Period”). For that purpose, it will be necessary to send the corresponding instruction to the depositary entity where the Mediaset España shares are deposited. In such case, the Mediaset España shares in respect to which the exercise of the withdrawal right is revoked shall no longer be blocked and the shareholders shall not be entitled to receive the price of EUR 6.5444 per withdrawn share in the event that the Merger is completed.

The Mediaset España shares of those shareholders who do not revoke the exercise of the withdrawal right within said Revocation Period will continue to be blocked by the corresponding depositary entites and the payment of the price of EUR 6.5444 per withdrawn share will not take place until a date immediately prior to the effectiveness of the Merger, which will be notified in advance. If the Merger is finally not carried out within the maximum period envisaged above or it is certain at an earlier date that it will not be carried out, the Mediaset España shares of those shareholders will cease to be blocked at that very moment.

Finally, reference is made to the right of Mediaset España’s shareholders to obtain, free of charge, additional information about the Merger Resolution and the Regularization Resolution on the corporate website and at the registered office.

US investors disclaimer

This Merger is made for the securities of a foreign company. The Merger is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial documents included in the documents, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in the Merger, such as in open market or privately negotiated purchases.

Madrid, 17 April 2020.

Mario Rodríguez Valderas

Secretary of the Board of Directors